

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

David H. Mack, Ph.D.
President and Chief Executive Officer
PMV Pharmaceuticals, Inc.
8 Clarke Drive, Suite 3
Cranbury, NJ 08512

> **Re: PMV Pharmaceuticals, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 3, 2020**
> **CIK 0001699382**

Dear Dr. Mack:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on August 3, 2020

Prospectus Summary , page 1

1. We note your response to prior comment 2 and your revised disclosure on page 1 that you believe "[you] have designed [y]our lead product candidate, PC14586, to potently and selectively correct p53 misfolding caused by a specific p53 mutation, Y220C, while sparing wild-type p53." As previously noted, please balance your disclosure with equally prominent explanations that your product candidate remains in the early development stages and your novel approach is "unproven."

2. We note your response to prior comment 4 and your revised disclosure on page 1 that you "cannot guarantee that the U.S. Food and Drug Administration, or FDA, will agree with this strategy of utilizing the Phase 1/2 clinical trial as a pivotal study . . . " As you further explain on page 133, please also clarify here that you intend to pursue the accelerated approval pathway if the data from your Phase 1/2 trail supports the path, and that even if you obtain accelerated approval, you anticipate that the FDA will require post-approval trials to confirm clinical benefit.

Risks Related to Our Business, page 6

3. Please expand your last bullet to also state that the companion diagnostics will need to be separately approved by the FDA as medical devices. We refer to prior comment 6.

Business, page 116

4. Please expand your disclosure in the Business section to include that you expect to initially seek approval of your product candidates, "in most instances at least as a second line therapy," as you state on page 27.

You may contact Ameen Hamady at 202-551-3891 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Megan J. Baier, Esq.